September 29, 2011

Brion Thompson

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Vertical Capital Income Fund:  File Nos. 333-173872 and 811-22554

Dear Mr. Thompson:

On May 3, 2011, Vertical Capital Income Fund (the “Fund”) filed a registration statement on Form N-2 pursuant to Section 8(b) of the Investment Company Act of 1940, as amended (the “1940 Act”).  By letter dated June 2, 2011, the staff of the Division of Investment Management (the "Staff") provided comments on the Fund's registration statement.  Previously, on May 26, 2011, the Staff asked the Fund to explain why it believes it is not excluded from the definition of an “investment company” under Section 3(c)(5)(C) of the 1940 Act and, thus, not required to register under Section 8 of the 1940 Act.  The Fund responded by letter dated June 10, 2011.  On June 16, 2011, you had a telephone conversation with the undersigned and Michael Wible of Thompson Hine to discuss the Fund’s response and to ask the Fund to supplement its June 10, 2011 response with a discussion of the applicability of the Staff no-action letter issued to NAB Asset Corporation in 1991 (the “NAB Letter”).  The Fund responded by letter dated June 23, 2011.

Please find below the Fund's responses to the comments in the Staff's letter dated June 2, 2011.  Any typographical corrections have been made throughout and are not enumerated in the following responses.

Prospectus

Investment Objective and Policies Investment Strategies

Prospectus Summary Comments

1. Disclosure in these sections states that the Fund invests in debt securities that are secured by residential real estate (i.e. mortgage loans and related notes and security agreements in the form of a mortgage or deed of trust). Section 3(c)(5)(C) of the Investment Company Act of 1940 excludes from the definition of "investment company" any person not engaged in the business of issuing redeemable securities who is primarily engaged "purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." Accordingly, based upon the Fund's proposed principal investment strategy, please provide your legal analysis and any support for your view that the Fund is not excluded from the definition of an investment company under Section 3(c)(5)(C) of the Investment Company Act of 1940. We may have additional comments based upon your response.

Response.  The Fund believes it is not excluded from the definition of an investment company by Section 3(c)(5)(C) of the Investment Company Act of 1940 for reasons discussed in the Fund's response letters dated June 10, 2011 and June 23, 2011.

2. Disclosure in these sections states that the Fund invests in debt securities issued by private issuers in the real estate sector that are secured by residential real estate (i.e. mortgage loans and related notes and security agreements in the form of a mortgage or deed of trust). It is our view that privately issued asset-backed securities, including mortgaged-backed securities, represent investments in an industry for purposes of the fundamental policy on industry concentration. Accordingly, please revise the disclosure here and throughout the registration statement to reflect that the Fund will concentrate in an industry or group of related industries related to its investment in debt securities backed by residential real estate. In addition, please add disclosure identifying the industry or industries, and describing the risks associated with concentration in such industry or industries.

Response.  The Fund has amended disclosures to state that mortgaged-backed securities, represent investments in an industry for purposes of the fundamental policy on industry concentration.  The Fund has provided additional risk disclosures describing risks associated with concentration in the mortgage-backed securities industry.

3. Please clarify that the Fund may invest substantially all its assets in subprime mortgages held by individual homeowners. Also, please clarify whether the Fund will purchase individual mortgages or will the Fund purchase an interest in a pool of mortgages. Finally, please clarify whether the Fund will limit its investment to only United States mortgages.

Response.  The Fund has amended disclosures to clarify that the Fund may invest substantially all its assets in subprime mortgages, that it invests in individual mortgage notes rather than in pools and that the Fund will limit its investment to only United States mortgage notes.

4. Disclosure states that the Fund will purchase securities "issued by issuers in the real estate sector." Please disclose the entities or persons from whom the Fund will purchase its portfolio of real estate-backed securities.

Response.  The Fund has amended disclosures to clarify that the issuers in the real estate sector are individuals.

5. Please add disclosure identifying the types of "collateral" backing the Fund's investment in real estate-backed debt securities.

Response.  The Fund has amended disclosures to clarify that the "collateral" backing the Fund's investment in real estate-backed debt securities is residential real estate.

6. Please disclose the strategy and risks relating to the Fund proposed investment of "up to 20% of the Fund's assets in non-performing notes secured by residential real estate."

Response.  The Fund has amended disclosures to elaborate on the Fund's strategy of investing in non-performing notes and to describe related risks.

Summary of Risks Comments

7. Under a separate heading, please disclose the risks associated with holding defaulted securities, including those securities in which the issuer has sought bankruptcy protection. Also, please add disclosure here stating that the Fund "anticipates a significant likelihood of default" by issuers of its real estate-backed debt securities.

Response.  The Fund has amended risk disclosures, under a separate heading, to disclose risks associated with holding defaulted securities, including those securities in which the issuer has sought bankruptcy protection.  The Fund has amended disclosures to state that it anticipates a significant likelihood of default by issuers of its real estate-backed debt securities.

8. Please add disclosure to the section Fixed Income Risk stating that a rise in interest rates will cause an increase in the risk of default.

Response.  The Fund has amended risk disclosures to the section entitled Fixed Income Risk to state that a rise in interest rates will cause an increase in the risk of default.

9. Please add risk disclosure that the real estate backing the Fund's investment in debt securities may be subject to certain environmental risks.

Response.  The Fund has amended risk disclosures to state that the real estate backing the Fund's investment in debt securities may be subject to certain environmental risks.

Summary of Fund Expenses Comments

10. Please disclose in the Shareholder Transaction Expenses section of the table the Fund's $15 fee for the wire transfer of repurchase proceeds.

Response.  The Fund has amended the disclosure in the Shareholder Transaction Expenses section of the table to state the Fund's transfer agent charges a $15 fee for the wire transfer of repurchase proceeds.

11. The table contains a line item Acquired Fund Fees and Expenses relating to the Fund's indirect costs of investing in other investment companies. Please add disclosure to the Prospectus Summary of the Fund's proposed investment in other investment companies.

Response.  The Fund has amended the disclosure in the Prospectus Summary to identify investments in other investment companies and accompanying risks.

12. Footnote 3 provides that the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary annual operating expenses of the Fund (including organizational and offering expenses with certain exceptions) to the extent that such expenses exceed 1.85% of the Fund's average daily net assets. Please include in footnote 3 an estimate of the following:

• The size of the offering in dollars and shares;

• The total offering costs in dollars and costs per share;

• The offering costs expected to be paid by the Adviser in dollars and costs per share; and

• The offering costs expected to be paid by the Fund in dollars and costs per share.

Response.  The Fund has amended the disclosure in footnote 3 to include an estimate of (i) the size of the offering in dollars and shares to be issued; (ii) the total offering costs in dollars and costs per share; (iii) the offering costs expected to be paid by the Adviser in dollars and costs per share; and (iv) the offering costs expected to be paid by the Fund in dollars and costs per share.

Use of Proceeds Comments

13. Please revise the disclosure in the section to clarify how long it will take to invest all or substantially all the proceeds from the offering in accordance with the Fund's investment objective. See Guide 1 of Form N-2.

Response.  The Fund has amended the disclosure to clarify how long it will take to invest all or substantially all the proceeds from the offering.

Statement of Additional Information Comments

Fundamental Policies Comments

14. Disclosure states that the Fund will invest primarily in securities issued by issuers in the real estate sector which will be secured by residential real estate; Please revise fundamental policy (4) to state that the Fund will concentrate in the industry or group of related industries connected to the Fund's investment in privately issued mortgage backed securities.

Response.  The Fund has amended the fundamental policy (4) to state that the Fund will concentrate in the mortgage-backed securities industry.

General Comments

15. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response.  The Fund has made conforming edits throughout.

16. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response.  The Fund acknowledges that the Staff may have additional comments on the Fund's pre-effective amendment(s), on disclosures made in response to this letter, and on information you supply to the Staff by other means, or on exhibits added in any pre-effective amendment(s).

17. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response.  The Fund does not intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act.

18. Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

Response.  The Fund has not submitted and does not intend to submit exemptive applications or no-action requests in connection with its registration statement.

19. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response.  The Fund's responses to this letter will be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  The Fund acknowledges that if it believes no change is warranted in the filing in response to a comment, it will indicate this fact in this letter and briefly state the basis for its position.

________________________________________

If you have any questions or additional comments, please call the undersigned at 513-469-3265.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser